UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                                (Name of Issuer)

                   Ordinary Shares par value NIS 0.5 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    69900J104
                                   -----------
                                 (CUSIP Number)

                            Steven J. Glusband, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                ----------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]. Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69900J104

1        NAME OF REPORTING PERSON: MASHOV COMPUTERS LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [ ]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

         NUMBER OF      7    SOLE VOTING POWER: 1,590,406 Ordinary Shares
        SHARES BENE-
         FICIALLY       8    SHARED VOTING POWER:  -0-
         OWNED BY
           EACH         9    SOLE DISPOSITIVE POWER: 1,590,406 Ordinary Shares
         REPORTING
        PERSON WITH     10   SHARED DISPOSITIVE POWER:  -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 1,590,406 Ordinary Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.9% of the outstanding equity securities

14       TYPE OF REPORTING PERSON:  CO




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Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the Ordinary Shares, par value NIS 0.5 per share (the "Ordinary Shares" or "Shares"), of Paradigm Geophysical Ltd. an Israeli corporation (the "Issuer"). The principal executive offices of the Issuer are located at Gav- Yam No. 3, 9 Shenkar Street, Herzlia B 46120 Israel.

Item 2.  Identity and Background.

     This Statement is filed by Mashov Computers Ltd. ("Mashov Computers"), a corporation formed under the laws of the State of Israel. The ordinary shares of Mashov Computers are publicly traded on the Tel Aviv Stock Exchange. Mashov's principal business, which it engages in through its affiliates, is the development of proprietary software products. The address of Mashov's principal business and principal office, and the business address of its executive officers listed below, is 3 Hagalim Boulevard, Herzlia, Israel 46766.

     Following is information concerning each executive officer and director of Mashov Computers:

1. Name:  David Assia
   Position with Mashov Computers:  Chairman and Director
   Present Principal Occupation: Vice Chairman, Magic Software Enterprises Ltd.,
                                 5 HaPlada Street, Or-Yehuda, Israel 60218
   Business Address:  5 HaPlada Street, Or-Yehuda, Israel 60218
   Citizenship:  Israeli

2. Name: Bruria Gross-Prushansky



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   Position with Mashov Computers:  Secretary
   Present Principal Occupation: Counsel, Formula Systems (1985) Ltd.
                                 3 Hagalim Boulevard, Herzlia, Israel 46766
   Business Address:  3 Hagalim Boulevard, Herzlia, Israel 46766
   Citizenship:  Israeli

3. Name:  Danny Goldstein
   Position with Mashov Computers: Director
   Present Principal Occupation:   Chairman and CEO, Formula Systems (1985) Ltd.
                                   3 Hagalim Boulevard, Herzlia, Israel 46766
   Business Address:  3 Hagalim Boulevard, Herzlia, Israel 46766
   Citizenship:  Israeli

4. Name: Gadi Goldstein
   Position with Mashov Computers:  Director
   Present Principal Occupation: President, Formula Systems (1985) Ltd.
                                 3 Hagalim Boulevard, Herzlia, Israel 46766
   Business Address:  3 Hagalim Boulevard, Herzlia, Israel 46766
   Citizenship:  Israeli

5. Name:  Yoram Alster
   Position with Mashov Computers:  Director
   Present Principal Occupation:  Consultant
   Residence Address: 9 Sinai Street, Ramat Hasharon, Israel
   Citizenship:  Israeli



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6. Name:  Amir Geva
   Position with Mashov Computers:  Director
   Present Principal Occupation:  Consultant
   Residence Address:  4 Hameiasdim Street, Kfar Sava, Israel
   Citizenship:  Israeli

     During the past five years, neither Mashov Computers nor (to the best knowledge of Mashov Computers) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 20, 2001, pursuant to a Stock Purchase Agreement among Mashov Computers, Oscar Gruss & Son Incorporated, a New York corporation, and Certain Shareholders of Mashov Gruss Investments Ltd., an Israeli corporation (the "Selling Shareholders") (the "Stock Purchase Agreement"), Mashov Computers acquired all of the capital stock of Mashov Gruss Investments Ltd. not already owned by Mashov Computers. On April 20, 2001, Mashov Gruss Investments Ltd. held 1,497,766 Ordinary Shares of the Issuer. Consequently, Mashov Computers indirectly acquired 1,497,766 Ordinary Shares of the Issuer. The Stock Purchase Agreement and all



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exhibits thereto are being filed herewith as Exhibit 1 to this Statement and are hereby incorporated herein by reference.

     Prior to the transaction, Mashov Computers owned 200,000 Ordinary Shares of the Issuer. Pursuant to the Stock Purchase Agreement, Mashov Computers paid the Selling Shareholders one of two forms of consideration, according to the choice of the Selling Shareholders. The first form of consideration was cash consideration in the aggregate amount of $1,906,108; the second form of consideration was Ordinary Shares of the Issuer in the aggregate amount of 107,360 Shares.

     Thus, after giving effect to the transaction, Mashov Computers holds (directly and indirectly) a total of 1,590,406 Ordinary Shares of the Issuer. All of the funds used in making the purchases stated in Item 5 below were from working capital.

Item 4.  Purpose of Transaction.

     The 1,497,766 Ordinary Shares indirectly acquired by Mashov Computers were acquired for investment purposes. Neither Mashov Computers nor any person named in Item 2 of this Statement (in his or her capacity as a director or officer of Mashov Computers) has any plan or proposal, directly or indirectly, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;



                                      - 6 -

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          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



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          (i) a class of equity  securities of the Issuer becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Mashov Computers is the beneficial owner of 1,590,406 Ordinary Shares which represents approximately 10.9% of the outstanding equity securities of the Issuer. Mashov Computers will have the power to vote and dispose of such Ordinary Shares and will not share power to vote or dispose of any its interests in the Issuer.

     To the best knowledge of Mashov Computers, none of its directors or officers is the beneficial owner of any interest in the Issuer.

     (c) Mashov Computers has not effected any transactions in the Ordinary Shares of the Issuer since February 20, 2001. To Mashov Computers' best knowledge, the only transaction in the Issuer's Ordinary Shares, effected by any of its officers or directors since February 20, 2001, was performed by the Chairman of Mashov Computers Board of Directors, Mr. David Assia. In the month of March 2001, Mr. Assia sold a total of 25,000 Ordinary Shares of the Issuer for an average price of $5.25 per share. Pursuant to these transactions, Mr. Assia ceased to be a beneficial owner of the Issuer or hold any interest therein.

     (d) Not applicable.



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     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated April 20, 2001 among Mashov Computers Ltd., Oscar Gruss & Son Incorporated and Certain Shareholders of Mashov Gruss Investments Ltd.



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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 1, 2001                                    MASHOV COMPUTERS LTD.


                                                        /s/David Assia
                                                        --------------
                                                  By:  David Assia,

                                                       Chairman




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